Exhibit 99.1

Zhaopin Limited Reports Second Quarter of Fiscal Year 2017 Financial Results

BEIJING, February 20, 2017 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform1 in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced its unaudited financial results for the second quarter ended December 31, 2016.

Throughout the release, one ADS represents two Class A ordinary shares. Fiscal year refers to the 12 months ended June 30.

Second Quarter of Fiscal Year 2017 Financial Highlights

Percentage growth metrics refer to the second quarter of fiscal year 2017 (“Q2 FY17”) compared to the second quarter of fiscal year 2016 (“Q2 FY16”)

•	Total revenue increased by 24.4% to RMB508.9 million (US$73.3 million).

•	Online recruitment services revenue increased by 23.3% to RMB394.9 million (US$56.9 million).

•	Gross margin was 85.3%, compared with 88.3% in Q2 FY16.

•	Net loss in Q2 FY17 was RMB5.2 million (US$0.7 million), compared with a net income of RMB61.7 million in Q2 FY16, mainly due to the accrual of RMB86.9 million[2] PRC withholding income tax in relation to undistributed earnings within Zhaopin’s PRC subsidiaries, because Zhaopin’s intention to reinvest all of its profits indefinitely is no longer certain.

•	Excluding share-based compensation expenses and withholding tax expenses attributable to undistributed earnings of Zhaopin’s PRC subsidiaries generated prior to Q2 FY17, non-GAAP[3] net income increased by 14.6% to RMB75.8 million (US$10.9 million).

•	Basic and diluted net loss per ADS was RMB0.08 (US$0.02).

•	Non-GAAP basic and diluted net income per ADS was RMB1.36 (US$0.20) and RMB1.32 (US$0.20), respectively.

“We delivered another strong quarter of operational and financial results. These results reflect our market leadership and strong execution against its strategy, which is to become a leading career development platform in China focusing on connecting users with relevant job opportunities throughout their career lifecycle. Total revenue increased by 24.4% to RMB508.9 million year-over-year (“yoy”), underpinned by a strong performance in online recruitment services revenue which increased by 23.3%. Online revenue growth was driven by continued strong growth in the number of unique customers4 increasing by 20.1% yoy, to 395,627. The strong growth in unique customers was attributable to strong execution of our sales force and sustained benefits from re-investments in marketing and advertising. Our strategic focus on lower-tier cities and small and medium-sized enterprises (“SME”) employers is continuing to generate strong results. We also benefited from the launch of new products and scaling up of products launched in prior periods which have improved customer and user engagement. We are pleased to see our customers adopting our suite of value-added products as this contributes to an overall increase in average revenue per unique customer ("ARPU"),” commented Mr. Evan Guo, Chief Executive Officer and Director of Zhaopin.

1 Zhaopin's website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended December 31, 2016, the number of registered users as of September 30, 2016 and the number of unique customers for the three months ended September 30, 2016.

2 Total of RMB86.9 million accrual of PRC withholding income tax expense was accrued in current reporting period, of which RMB79.3 million and RMB69.7 million represented the expense attributable to undistributed profit prior to Q2 FY17, and prior to the start of FY17 respectively.

3 Non-GAAP results exclude share-based compensation and withholding income tax attributable to undistributed earnings from Zhaopin’s PRC subsidiaries generated prior to current period. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results”.

4 A “unique customer” refers to a customer that purchases the Company’s online recruitment services during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

The CIER index5, an indicator of China’s labor market prospects, is at its highest level since the first quarter of calendar year 2015 indicating labor market prospects are high with significantly more job vacancies than job seekers. Against this background of greater demand for talents, we have been executing our important Post Chinese New Year sales and marketing campaign. We are looking to capitalize on the strong labor market outlook, our market leadership and invest appropriately to continue to grow our market share.”

We are a leading career platform in China with market leadership across several key metrics. It is important that we continue to re-invest to continue to build scale and focus on developing new product and service innovations to deliver more value for job seekers and employers. We are well positioned to do this and develop additional monetization opportunities given our vast pool of data and unique insights into the job market accumulated over many years,” concluded Mr. Evan Guo.

Second Quarter of Fiscal Year 2017 Unaudited Financial Results

Revenue

Total revenue was RMB508.9 million (US$73.3 million) in Q2 FY17, representing an increase of 24.4% from RMB409.2 million in Q2 FY16.

Online recruitment services revenue in Q2 FY17 was RMB394.9 million (US$56.9 million), representing a 23.3% increase from RMB320.3 million in Q2 FY16. The increase was primarily driven by the growth in the number of unique customers using the Company’s online recruitment services. The Company served 395,627 unique customers during Q2 FY17, representing a 20.1% increase compared with 329,449 unique customers during Q2 FY16. The growth in unique customers demonstrates that the Company’s strategic focus on continued geographic expansion and improvement in customer service is leading to both customer growth and improved retention. ARPU increased slightly by 2.7% during Q2 FY17 compared with Q2 FY16. The slight increase in ARPU was primarily due to the introduction of new products and the cross-selling and up-selling of value-added services. This was partially offset by downward pressure on ARPU from the acquisition of new customers, who typically purchase lower-priced products at first. Zhaopin's ARPU may vary quarter-to-quarter.

Other services revenue in Q2 FY17 was RMB114.0 million (US$16.4 million), representing an increase of 28.3% from RMB88.9 million during Q2 FY16. Other services revenue increased primarily due to strong growth from assessment despite intense competition. The increase also reflected the good market response to our new training programs.

Other services revenue refers to revenue from campus recruitment services, assessment services, and other human resource related services. These services complement the Company’s core online employment services, by catering to the different needs in a job seeker’s career life cycle, from college to graduation, first-time job seeking through changing jobs. Strategically, these services play an important role in establishing and deepening Zhaopin’s relationship with job seekers and employers.

Gross Profit and Gross Margin

Gross profit in Q2 FY17 was RMB430.6 million (US$62.0 million), representing an increase of 20.9% from RMB356.2 million in Q2 FY16.

Gross margin in Q2 FY17, as measured by gross profit as a percentage of net revenue, was 85.3%, compared to 88.3% in Q2 FY16. The small decline in gross margin was due to an increase in service costs for online value-added service, campus and assessment projects.

Operating Expenses

Operating expenses in Q2 FY17 were RMB343.8 million (US$49.5 million), representing an increase of 19.6% from RMB287.4 million in Q2 FY16.

•	Sales and marketing expenses in Q2 FY17 were RMB247.1 million (US$35.6 million), representing an increase of 23.0% from RMB201.0 million in Q2 FY16. The increase was primarily due to increases in sales headcount and compensation, advertising expenses and business development expenses. As a percentage of net revenue, sales and marketing expenses decreased from 49.8% in Q2 FY16 to 48.9% in Q2 FY17.

•	General and administrative expenses in Q2 FY17 were RMB96.7 million (US$13.9 million), representing an 11.9% increase from RMB86.4 million in Q2 FY16. The increase was primarily driven by increases in employee compensation costs and employment security funds for the disabled. The increase was partially offset by the decrease in share-based compensation expenses from RMB4.4 million in Q2 FY16 to RMB1.7 million (US$0.2 million) in Q2 FY17, and the decrease in professional service fee. The decrease in share-based compensation expenses was mainly due to the Company’s graded vesting schedule used to recognize its share-based compensation expenses as well as no options granted in Q2 FY17. As a percentage of net revenue, general and administrative expenses decreased from 21.4% in Q2 FY16 to 19.1% in Q2 FY17.

5 Based on data from Zhaopin’s online platform, the CIER index tracks the ratio changes between job vacancies and job seekers in a variety of industries and cities across the country, and identifies the overall trend in China’s employment market. Jointly published by Zhaopin and the China Institute for Employment Research (“CIER”) at Renmin University, the CIER index has become a leading barometer of China’s labor market and macro-economic environment. The CIER index score is calculated by dividing the number of job vacancies during a specified period by the number of unique job seekers during the same period. A CIER index score of more than 1 indicates that the labor market is booming, with more vacancies than job seekers. A CIER index score of less than 1 indicates that the labor market competition is intensifying, with more job seekers than available vacancies.

Income from Operations

Income from operations in Q2 FY17 was RMB86.7 million (US$12.5 million), representing a 26.0% increase from RMB68.8 million in Q2 FY16. Operating margin, as measured by income from operations as a percentage of net revenue, was 17.2% in Q2 FY17, compared with 17.1% in Q2 FY16. In Q2 FY17, the Company recognized total share-based compensation expenses of RMB1.7 million (US$0.2 million), compared with RMB4.4 million in Q2 FY16. Excluding share-based compensation expenses, non-GAAP income from operations in Q2 FY17 was RMB88.4 million (US$12.7 million), as compared with RMB73.3 million during Q2 FY16. Excluding share-based compensation expenses, operating margin would be 17.5% in Q2 FY17, compared with 18.2% in Q2 FY16.

Investment and Interest Income, net

Net investment and interest income in Q2 FY17 was RMB10.5 million (US$1.5 million), representing a 65.8% increase from RMB6.3 million in Q2 FY16. The growth in net investment and interest income resulted from increased interest and investment income from larger bank deposits generated from business operations and investments in principal-protected wealth management products.

Other Income, net

Net other income in Q2 FY17 was RMB1.5 million (US$0.2 million), representing a 7.1% decrease compared with RMB1.7 million in Q2 FY16. Other income in Q2 FY17 mainly included a government subsidy of RMB1.5 million (US$0.2 million).

Income tax expenses

Income tax expenses in Q2 FY17 was RMB103.9 million (US$15.0 million), representing a 584.3% increase compared with RMB15.2 million in Q2 FY16. The effective tax rate in Q2 FY17 was 105.2%, compared to 19.8% in Q2 FY16. The change in the effective tax rate was mainly due to the accrual of RMB86.9 million withholding income tax in relation to undistributed earnings from Zhaopin’s PRC subsidiaries in China, because Zhaopin’s intention to reinvest all of its profits indefinitely is no longer certain. RMB79.3 million of this withholding income tax is attributable to undistributed earnings of Zhaopin’s PRC subsidiaries generated prior to Q2 FY17.

Net Loss

Net Loss in Q2 FY17 was RMB5.2 million (US$0.7 million), compared with a net income of RMB61.7 million for Q2 FY16 primarily due to the accrual of RMB86.9 million withholding income tax in relation to undistributed earnings from Zhaopin’s PRC subsidiaries, because Zhaopin’s intention to reinvest all of its profits indefinitely is no longer certain.

Non-GAAP net income in Q2 FY17 was RMB75.8 million (US$10.9 million), representing a 14.6% increase from RMB66.1 million in Q2 FY16.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS in Q2 FY17 were RMB0.08 (US$0.02), compared with basic net income per ADS of RMB1.12 and diluted net income per ADS of RMB1.08 in Q2 FY16.

Non-GAAP basic and diluted net income per ADS in Q2 FY17 were RMB1.36 (US$0.20) and RMB1.32 (US$0.20) compared with non-GAAP basic net income per ADS of RMB1.22 and non-GAAP diluted net income per ADS of RMB1.16 in Q2 FY16.

Cash and Cash Equivalents, Restricted Cash and Time Deposits

As of December 31, 2016, the Company had cash and cash equivalents, restricted cash and time deposits of RMB2,564.4 million (US$369.3 million), representing a 12.0% increase from RMB2,289.2 million as of June 30, 2016. The increase in the Company’s cash and cash equivalents, restricted cash and time deposits was mainly attributable to strong net cash inflows generated from operating activities.

Net cash flow generated from operating activities in Q2 FY17 amounted to RMB197.7 million (US$28.5 million), representing an increase of 30.5% from RMB151.5 million in Q2 FY16. The increase in operating cash flow was mainly due to increased cash collection driven by revenue growth, which was partially offset by employee compensation payments and tax payments.

Six Months Ended December 31, 2016 Unaudited Financial Results

Total revenue for the six months ended December 31, 2016 was RMB935.1 million (US$134.7 million), representing an increase of 23.3% from RMB758.6 million for the same period in 2015.

Online recruitment services revenue for the six months ended December 31, 2016 was RMB775.2 million (US$111.7 million), representing a 22.5% increase from RMB633.0 million for the same period of 2015.

Gross profit for the six months ended December 31, 2016 was RMB815.5 million (US$117.5 million), representing an increase of 20.2% from RMB678.5 million for the same period in 2015.

Income from operations for the six months ended December 31, 2016 increased 17.8% to RMB171.2 million (US$24.7 million) from RMB145.4 million for the same period in 2015.

Income tax expenses for the six months ended December 31, 2016 increased 284.1% to RMB121.0 million (US$17.4 million) from RMB31.5 million for the same period in 2015, mainly due to the accrual of RMB86.9 million withholding income tax in relation to undistributed earnings from Zhaopin’s PRC subsidiaries, because Zhaopin’s intention to reinvest all of its profits indefinitely is no longer certain. RMB69.7 million of this withholding income tax is attributable to undistributed earnings of Zhaopin’s PRC subsidiaries generated prior to the start of FY17.

Net income for the six months ended December 31, 2016 was RMB75.9 million (US$10.9 million), representing a 42.6% decrease from RMB132.4 million for the same period in 2015.

Non-GAAP net income for the six months ended December 31, 2016 was RMB149.5 million (US$21.5 million), a 5.4% increase from RMB141.8 million for the same period in 2015.

Basic and diluted net income per ADS for the six months ended December 31, 2016 were RMB1.38 (US$0.20) and RMB1.34 (US$0.20) respectively, compared with basic and diluted net income per ADS of RMB2.42 and RMB2.32, respectively for the same period in 2015.

Non-GAAP basic and diluted net income per ADS for the six months ended December 31, 2016 were RMB2.70 (US$0.38) and RMB2.62 (US$0.38) respectively, compared with non-GAAP basic and diluted net income per ADS of RMB2.60 and RMB2.48, respectively for the same period in 2015.

Status of Preliminary Non-Binding Proposal

On January 19, 2016, the Company announced that its board of directors (the "Board") had received a preliminary non-binding proposal letter, dated January 19, 2016, from CDH V Management Company Limited and Shanghai Goliath Investment Management L.P. , proposing to acquire all outstanding ordinary shares in Zhaopin not owned by Zhaopin's controlling shareholder, SEEK International Investments Pty Ltd (“SEEK International”), for US$17.50 in cash per ADS, or US$8.75 per ordinary share of the Company, in a going-private transaction.

On February 1, 2016, the Board formed a special committee (the “Special Committee”) consisting of two independent and disinterested directors, Mr. Alex Chit Ho and Mr. Peter Andrew Schloss, to consider going-private proposals.

On March 2, 2016, the Company announced that the Special Committee had retained Duff & Phelps, LLC as its independent financial advisor and Fenwick & West LLP as its U.S. legal counsel to assist it in this process.

On May 5, 2016, the Company announced that the Board had received a preliminary non-binding proposal letter, dated May 5, 2016, from Mr. Evan Sheng Guo, director and chief executive officer of the Company, Mr. Ge Wang, vice president of the Company, Mr. Weigang Wang, vice president of the Company, Mr. Luyang Tang, vice president of the Company, Mr. Tianruo Pu, chief financial officer of the Company, and Sequoia China Investment Management LLP (together, the "Management Buyer Group"), proposing to acquire all outstanding ordinary shares in Zhaopin not owned by the Management Buyer Group for US$17.75 in cash per ADS, or US$8.875 per ordinary share of the Company, in a going-private transaction.

On February 17, 2017, the Company announced that the Special Committee is in advanced discussions with a consortium led by the Company’s largest shareholder, SEEK International, together with Hillhouse Capital Management, Ltd. and FV Investment Holdings, an affiliate of FountainVest Partners, regarding a potential transaction. Earlier this year, the Special Committee received a preliminary non-binding proposal from the consortium involving the acquisition of all outstanding shares of the Company not already owned by members of the consortium for $18.00 in cash per ADS, or $9 in cash per ordinary share, subject to certain conditions.

Due to the potential pending going-private transaction, Zhaopin will not be providing an outlook statement.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.9430 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2016.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Zhaopin uses non-GAAP measures of adjusted income from operations, adjusted net income, adjusted net income per share and adjusted net income per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expenses and the withholding income tax attributable to undistributed earnings of Zhaopin’s PRC subsidiaries generated prior to current period. The Company believes that excluding share-based compensation expenses and the withholding income tax attributable to undistributed earnings of Zhaopin’s PRC subsidiaries generated prior to current period from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Zhaopin also believes these non-GAAP measures excluding share-based compensation expenses and the withholding income tax attributable to undistributed earnings of Zhaopin’s PRC subsidiaries generated prior to current period, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Conference Call

Zhaopin's management will host an earnings conference call on Monday, February 20, 2017 at 8:00 p.m. U.S. Eastern Standard Time (9:00 a.m. Beijing/ Hong Kong Time on February 21, 2017).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong Toll Free:	800-905945
Mainland China Toll Free:	4001-201203
Passcode:	ZPIN

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 p.m. U.S. Eastern Standard Time, February 27, 2017. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10101258

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Zhaopin’s website at http://www.zhaopin.com.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended December 31, 2016, number of registered users as of September 30, 2016 and number of unique customers for the three months ended September 30, 2016. The Company’s over 129.5 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2016, approximately 36.9 million job postings6 were placed on Zhaopin’s platform by 509,813 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

6 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares	For the Three Months Ended
and ADS and per share and per ADS data)	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Online recruitment services	320,284	394,895	56,877
Other services revenue	88,878	114,039	16,425
Total Revenue	409,162	508,934	73,302
Less: Business tax and surcharges	(5,662)	(3,974)	(572)
Net Revenue	403,500	504,960	72,730
Cost of services	(47,298)	(74,386)	(10,714)
Gross profit	356,202	430,574	62,016
Operating expenses:
Sales and marketing expenses	(200,992)	(247,141)	(35,596)
General and administrative expenses	(86,374)	(96,692)	(13,927)
Total operating expenses	(287,366)	(343,833)	(49,523)
Income from operations	68,836	86,741	12,493
Other income/(expenses):
Foreign currency exchange gain/(loss)	27	(5)	(1)
Investment and interest income, net	6,329	10,493	1,511
Other income, net	1,654	1,536	221
Income before income tax expenses	76,846	98,765	14,224
Income tax expenses	(15,190)	(103,939)	(14,970)
Net income/(loss)	61,656	(5,174)	(746)
Less: Net (income)/loss attributable to the non-controlling interest	(262)	328	47
Net income/(loss) attributable to Zhaopin Limited’s shareholders	61,394	(4,846)	(699)

Net income/(loss) per share:
-Basic	0.56	(0.04)	(0.01)
-Diluted	0.54	(0.04)	(0.01)
Net income/(loss) per ADS:
-Basic	1.12	(0.08)	(0.02)
-Diluted	1.08	(0.08)	(0.02)
Weighted average number of shares used in computing net income per share:
-Basic	108,814,914	111,295,245	111,295,245
-Diluted	113,859,287	111,295,245	111,295,245

Comprehensive income:
Net income/(loss)	61,656	(5,174)	(746)
Foreign currency translation adjustment, net of tax	4,960	10,153	1,462
Total comprehensive income	66,616	4,979	716

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares and ADS	For the Six Months Ended
and per share and per ADS data)	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Online recruitment services	632,983	775,242	111,658
Other services revenue	125,657	159,855	23,024
Total Revenue	758,640	935,097	134,682
Less: Business tax and surcharges	(10,411)	(7,929)	(1,142)
Net Revenue	748,229	927,168	133,540
Cost of services	(69,701)	(111,669)	(16,085)
Gross profit	678,528	815,499	117,455
Operating expenses:
Sales and marketing expenses	(372,289)	(454,061)	(65,399)
General and administrative expenses	(160,857)	(190,215)	(27,397)
Total operating expenses	(533,146)	(644,276)	(92,796)
Income from operations	145,382	171,223	24,659
Other income:
Foreign currency exchange gain	62	3	0
Investment and interest income, net	13,279	19,852	2,859
Other income, net	5,164	5,833	840
Income before income tax expenses	163,887	196,911	28,358
Income tax expenses	(31,496)	(120,968)	(17,423)
Net income	132,391	75,943	10,935
Less: Net (income)/loss attributable to the non-controlling interest shareholders	(368)	471	68
Net income attributable to Zhaopin Limited’s shareholders	132,023	76,414	11,003

Net income per share:
-Basic	1.21	0.69	0.10
-Diluted	1.16	0.67	0.10
Net income per ADS:
-Basic	2.42	1.38	0.20
-Diluted	2.32	1.34	0.20
Weighted average number of shares used in computing net income per share:
-Basic	108,738,440	111,138,205	111,138,205
-Diluted	113,835,212	114,771,316	114,771,316

Comprehensive income:
Net income	132,391	75,943	10,935
Foreign currency translation adjustment, net of tax	14,425	12,001	1,730
Total comprehensive income	146,816	87,944	12,665

ZHAOPIN LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of December 31
(Amounts in thousands, except for number of shares)	2016	2016	2016
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,725,464	1,895,545	273,015
Time deposits and restricted time deposits	563,741	533,809	76,884
Accounts receivable, net	21,949	37,230	5,362
Amounts due from a related party	437	33	5
Prepayments and other current assets	117,369	144,295	20,783
Deferred tax assets	27,055	33,701	4,854
Total current assets	2,456,015	2,644,613	380,903
Non-current assets:
Restricted time deposits	-	135,036	19,449
Property and equipment, net	50,839	52,433	7,552
Intangible assets, net	19,865	25,232	3,634
Goodwill	64,827	85,011	12,244
Other non-current assets	4,127	4,123	596
Deferred tax assets	2,917	3,183	458
Total non-current assets	142,575	305,018	43,933
TOTAL ASSETS	2,598,590	2,949,631	424,836
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term bank loans	172,411	55,496	7,993
Accounts payable	8,460	20,323	2,927
Deferred revenue	708,359	769,050	110,766
Salaries and welfare payable	124,031	128,046	18,442
Taxes payable	70,563	82,197	11,839
Accrued expenses and other current liabilities	100,110	148,418	21,377
Total current liabilities	1,183,934	1,203,530	173,344
Non-current liabilities:
Deferred revenue	4,293	3,857	556
Long-term bank loans	-	123,434	17,778
Deferred tax liabilities	19,511	110,627	15,934
Total liabilities	1,207,738	1,441,448	207,612
Shareholders' equity:
Ordinary shares	7,485	7,512	1,082
Additional paid-in capital	1,546,833	1,558,320	224,445
Statutory reserves	10,769	8,280	1,193
Accumulated other comprehensive income	16,565	28,566	4,114
Accumulated deficit	(202,718)	(123,815)	(17,833)
Non-controlling interests	11,918	29,320	4,223
Total shareholders' equity	1,390,852	1,508,183	217,224
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,598,590	2,949,631	424,836

ZHAOPIN LIMITED

Reconciliations of GAAP and Non-GAAP results

(Amounts in thousands, except for number of shares	For the Three Months Ended
and ADS and per share and per ADS data)	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
GAAP income before income tax expenses	76,846	98,765	14,224
Add back: share-based compensation expenses	4,442	1,693	244
Non-GAAP income before income tax expenses	81,288	100,458	14,468
GAAP income tax expenses	(15,190)	(103,939)	(14,970)
Add back: Tax impact of share-based compensation expenses	-	-	-
Add back: withholding income tax expense attributable to undistributed profit prior to Q2 FY17	-	79,259	11,416
Non-GAAP income tax expenses	(15,190)	(24,680)	(3,554)
Non-GAAP net income	66,098	75,778	10,914
Less: Net (income)/loss attributable to the non-controlling interest	(262)	328	47
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	65,836	76,106	10,961
Net income per share:
-Basic	0.56	(0.04)	(0.01)
-Diluted	0.54	(0.04)	(0.01)
Add: Non-GAAP adjustments to net income per share
-Basic	0.05	0.72	0.11
-Diluted	0.04	0.70	0.11
Non-GAAP net income per share
-Basic	0.61	0.68	0.10
-Diluted	0.58	0.66	0.10
Non-GAAP net income per ADS
-Basic	1.22	1.36	0.20
-Diluted	1.16	1.32	0.20
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	108,814,914	111,295,245	111,295,245
-Diluted	113,859,287	114,860,286	114,860,286

ZHAOPIN LIMITED

Reconciliations of GAAP and Non-GAAP results

(Amounts in thousands, except for number of shares	For the Six Months Ended
and ADS and per share and per ADS data)	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
GAAP income before income tax expenses	163,887	196,911	28,358
Add back: share-based compensation expenses	9,411	3,899	562
Non-GAAP income before income tax expenses	173,298	200,810	28,920
GAAP income tax expenses	(31,496)	(120,968)	(17,423)
Add back: Tax impact of share-based compensation expenses	-	-	-
Add back: withholding income tax expense attributable to undistributed profit prior to the start of FY17	-	69,678	10,036
Non-GAAP income tax expenses	(31,496)	(51,290)	(7,387)
Non-GAAP net income	141,802	149,520	21,533
Less: Net (income)/loss attributable to the non-controlling interest	(368)	471	68
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	141,434	149,991	21,601
Net income per share:
-Basic	1.21	0.69	0.10
-Diluted	1.16	0.67	0.10
Add: Non-GAAP adjustments to net income per share
-Basic	0.09	0.66	0.09
-Diluted	0.08	0.64	0.09
Non-GAAP net income per share
-Basic	1.30	1.35	0.19
-Diluted	1.24	1.31	0.19
Non-GAAP net income per ADS
-Basic	2.60	2.70	0.38
-Diluted	2.48	2.62	0.38
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	108,738,440	111,138,205	111,138,205
-Diluted	113,835,212	114,771,316	114,771,316

For more information, please contact:

Zhaopin Limited

Ms. Daisy Wang

Investor Relations

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ christensenir.com